Contact Information Todd S. Hyatt Executive Vice President, Chief Financial Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-397-2616 (direct dial) 303-754-4025 (facsimile)

May 8, 2014
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2013
Filed January 13, 2014
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated April 28, 2014, regarding the filing referenced above. For your convenience, we have repeated the Staff's comment below in italics.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 23

1. We note in your response to prior comment 1 your suggestion that disclosures of renewal information by product level may not be meaningful due to the broad array of products and services offered under a range of terms and conditions to a highly diversified customer base. To lend better credence to your qualitative statements that renewal rates remain strong and historically have been high, please provide us the percent range of your subscription renewal rate overall relating to your total product and service offerings for each of fiscal years 2011 - 2013. Also, please tell us your consideration for disclosing this percent range going forward.

In each of 2011, 2012, and 2013, our overall subscription renewal rate was in excess of 85 percent. Our renewal rate experience shows that the renewal rate for our large customers (over $500,000 in total contract value) is typically in the mid-90 percent range, with smaller customers in the low- to mid-80 percent range.

Securities and Exchange Commission
May 8, 2014

Going forward, we still believe that the most meaningful quantitative indicator of renewal rate strength is our organic subscription revenue growth rate because the recurring nature of our primary revenue stream is highly dependent on the annual renewal of our offerings with our existing customers. We will continue monitoring subscription renewal rates in support of our organic subscription revenue growth rate discussion and will describe shifts in renewal rates if there is a material change in the renewal rate trend.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-397-2616.

Sincerely,

/s/ Todd S. Hyatt
Todd S. Hyatt
Executive Vice President, Chief Financial Officer